Exhibit 99.1

Expected 2015 cost savings increase to $400 million

Third-quarter oil sands production up 17%

Calgary, Alberta (October 29, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continues to make significant progress in reducing its costs while delivering strong operational performance and oil sands production growth. The company is benefiting from the decisive steps taken over the past year to increase its financial resilience in the face of what is expected to be a prolonged period of lower oil prices.

“We’re delivering on the commitments we made at the outset of 2015 to improve Cenovus’s position as a low-cost producer,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “We’ve realized substantial, sustainable cost reductions, maintained capital discipline and strengthened our balance sheet. We will continue to look for additional opportunities to reduce costs, become more efficient and enhance shareholder value.”

Third quarter highlights

•                  Maintained financial strength with approximately $4.4 billion of cash and cash equivalents on the balance sheet and a net debt to capitalization ratio of 13%

•                  Achieved cost reductions that were better than forecast, bringing total anticipated savings for 2015 to approximately $400 million

•                  On track to achieve $100 million in forecast annual savings, starting in 2016, from workforce reductions

•                  Reduced oil sands per-unit operating costs by 23% from the third quarter of 2014 and total crude oil per-unit operating expenses by 22%

•                  Generated cash flow of $444 million, down 55% from the same period a year earlier

•                  Recognized for strong performance in corporate responsibility as the only North American oil and gas producer to be included in this year’s Dow Jones Sustainability (DJSI) World Index

Production & financial summary

(For the period ended September 30) Production (before royalties)	2015 Q3	2014 Q3	% change
Oil sands (bbls/d)	146,743	125,089	17
Conventional oil[1] (bbls/d)	63,679	74,000	-14
Total oil (bbls/d)	210,422	199,089	6
Natural gas (MMcf/d)	430	489	-12
Financial ($ millions, except per share amounts)
Cash flow[2]	444	985	-55
Per share diluted	0.53	1.30
Operating earnings (loss)[2]	(28)	372	-108
Per share diluted	(0.03)	0.49
Net earnings	1,801	354	409
Per share diluted	2.16	0.47
Capital investment[3]	400	750	-47

1 Includes natural gas liquids (NGLs) and the impact of non-core asset divestitures in 2014 and 2015.

2 Cash flow and operating earnings are non-GAAP measures as defined in the Advisory.

3 Excludes acquisitions and divestitures.

Q3 2015

Overview

Cenovus continues to take action to reduce its cost structures to be competitive with light tight oil producers in the U.S. and address the more than 50% decline in benchmark crude oil prices since mid-2014. The company committed earlier this year to streamline its operations and become more efficient to help ensure it is positioned for long-term success during a prolonged period of lower oil prices. To date, the company has achieved meaningful and sustainable improvements in its operating, capital and general and administrative (G&A) costs and reduced the size of its workforce. To align with current market conditions, the company has also made changes to its compensation, benefits and time-off practices, effective in 2016. Cenovus realized significant value for shareholders by selling its royalty interest and fee land business in July for gross cash proceeds of $3.3 billion. Earlier this year, Cenovus also raised capital by issuing common shares and reducing its quarterly dividend as part of the company’s strategy to maintain its long-term financial resilience.

Successful cost reductions

The company’s cost reduction efforts have progressed at a faster pace than expected. Cenovus is now anticipating total 2015 cost savings of approximately $400 million — significantly higher than its July forecast of $280 million in cost reductions and original April forecast of $200 million in cost reductions for the year. Of Cenovus’s targeted 2015 savings, about 65% are expected to come from operating and G&A cost improvements, with the remaining 35% anticipated to come from reduced capital costs. Cenovus anticipates about 60% of the $400 million in savings would be sustainable, even with oil prices recovering to between US$60 per barrel (bbl) and US$65/bbl West Texas Intermediate (WTI).

These cost reductions are being achieved across the company. They include savings related to improved drilling efficiency, optimized scheduling and prioritization of repair and maintenance activities, lower chemical costs and better oil sands waste disposal and handling processes. Some of the savings are the result of work that has been deferred.

In addition to its $400 million overall cost-reduction target for 2015, Cenovus expects to achieve significant additional structural cost savings from its workforce reduction program. In July, the company said it anticipated reducing the size of its workforce by another 300 to 400 positions through the remainder of the year, following an initial round of staff cuts made in February. The company has since identified additional workforce efficiencies and reduced its staff count by 700 positions for the second half of the year, double its July forecast. As a result, Cenovus anticipates finishing 2015 with 24% fewer staff than it had at the end of 2014. The cost savings associated with these workforce reductions are expected to be at least $100 million annually, starting in 2016. Cenovus incurred severance costs of about $3 million in the third quarter and expects to incur additional severance costs of approximately $32 million in the fourth quarter related to its most recent round of staff reductions. Cenovus has completed a review of its compensation, benefits and time-off practices to make sure they are aligned with those of its peers and with market conditions, while remaining competitive and allowing the company to continue to attract and retain talented staff. As a result of this review, the company will be making changes to these practices starting in 2016.

Q3 2015

“We’ve made difficult, but necessary decisions to help us remain financially resilient,” said Ferguson. “It’s important that the size of our workforce matches our more moderate approach to oil sands growth and our reduced cash flow in a lower commodity price environment.”

As previously announced, Cenovus expects to make additional staff reductions in 2016 as a result of the company’s transition to a functional organizational model.

Financial performance

In the third quarter, upstream operating cash flow declined 48% to $570 million primarily due to a 56% decrease in Cenovus’s average crude oil sales price and a 29% decline in its average natural gas sales price. The impact of lower sales prices on upstream operating cash flow was partially offset by realized risk management gains of $206 million on oil and natural gas production, lower royalties due to the weaker crude oil sales prices and a 22% reduction in crude oil operating expenses. Operating cash flow from refining and marketing declined 57% to $29 million. Total operating cash flow was $599 million, a 48% decrease compared with the third quarter of 2014.

Cash flow was $444 million in the third quarter, 55% lower than in the same period in 2014 primarily due to lower crude oil and natural gas sales prices.

Cenovus has significantly strengthened its balance sheet in 2015 with the divestiture of its royalty and fee land business in July 2015 and the $1.5 billion common share issuance that closed in March 2015. The company’s net debt to capitalization ratio was 13% and net debt to adjusted EBITDA was 0.8 times, on a trailing 12-month basis, at September 30, 2015.

“We have one of the strongest balance sheets in the industry with about $4.4 billion of cash and cash equivalents,” said Ferguson. “Cenovus is well positioned to thrive in a lower-for-longer commodity price environment, and we’ll continue to be prudent, directing capital only to projects that meet our stringent investment hurdles.”

Oil sands growth

Oil sands production from Cenovus’s Foster Creek and Christina Lake steam-assisted gravity drainage (SAGD) projects increased 17% in the third quarter of 2015 compared with the same period a year earlier. The increase was the result of the ramp-up of new wells associated with phase F at Foster Creek, improved facility performance and some flush production at Foster Creek after operations were temporarily shut down late in the second quarter due to a nearby forest fire. As expected, flush production has tapered off and production rates have returned to pre-forest fire levels.

Cenovus’s oil sands business achieved solid operating cost reductions of $2.86/bbl in the third quarter compared with the same period a year earlier. Total operating costs were $9.55/bbl, a 23% decrease from the third quarter of 2014. Increased production, workforce reductions and lower fuel and electricity expenses contributed to the oil sands per-unit operating cost savings in the third quarter. Year to date, Cenovus has also achieved operating cost reductions from improved prioritization of its repair and maintenance activities as well as lower workover costs due to fewer electric submersible pump (ESP) replacements.

Q3 2015

The company’s Christina Lake optimization project was completed on time and below budget, with incremental oil production expected to ramp up over a period of 12 months. The project is designed to increase steam generating capacity and optimize oil treating. Christina Lake’s phase F expansion is nearing completion, with first oil expected in the second half of 2016. At Foster Creek, the phase G expansion remains on track for expected production late in the first half of 2016. These three expansion projects are expected to add approximately 100,000 barrels per day (bbls/d) of incremental gross production capacity (50,000 bbls/d net), an increase of about 35% to the company’s current oil sands production capacity.

Disciplined capital allocation

In the third quarter of 2015, the company invested $272 million in its oil sands assets, $55 million in conventional oil and natural gas, $67 million in its refineries and $6 million in corporate activities. Cenovus expects total capital spending for 2015 of $1.8 billion to $1.9 billion, in line with the company’s budget for the year and almost 40% below 2014 spending levels.

“We have tested our financial capacity and even at prices as low as US$45 per barrel WTI through 2017, we believe we can fund our sustaining and growth capital as well as our current dividend level,” said Ferguson. “We also believe we have the financial resilience to consider restarting investment in some of our deferred expansion projects when the timing is right. Those decisions would depend on our ongoing cost-cutting success as well as fiscal and regulatory certainty.”

Currently, Cenovus anticipates capital spending of between $1.5 billion and $2.0 billion in 2016. The low end of the range would include capital for the completion of ongoing Christina Lake and Foster Creek expansion projects that are already well advanced. The high end of the range could include growth capital for the potential resumption of work at Christina Lake phase G and Foster Creek phase H, which were deferred earlier this year.

The company is currently developing its 2016 budget and intends to provide additional details in a news release scheduled for December 10, 2015.

Improving market access

Cenovus is working to develop new markets and businesses to help it gain greater control over a larger part of the value chain for its products. At the end of August, the company completed the acquisition of a crude-by-rail trans-loading facility at Bruderheim, Alberta that was announced in the second quarter. During its first full month of ownership, Cenovus and its third-party operator shipped 12 unit trains from the facility, including five unit trains loaded for contract customers.

To further enhance its market access, Cenovus continues to assess other strategic opportunities to capture global pricing for its oil and increase returns for shareholders.

Q3 2015

Updating guidance

Cenovus has updated its 2015 full-year guidance to reflect actual results for the first nine months of the year and the company’s estimates for the fourth quarter. The updated guidance, available at cenovus.com under “Investors,” reflects Cenovus’s expectations for lower capital spending at Foster Creek and better than anticipated oil sands and conventional operating costs compared with the company’s prior guidance.

Leadership appointments

Cenovus has created the new position on its Leadership Team of Executive Vice-President, Business Innovation. Judy Fairburn has been appointed to the role effective December 1. She will be accountable for developing ground-breaking, cross-sector partnerships in areas of strategic importance to Cenovus. Fairburn has held various leadership roles within Cenovus and its predecessor companies. She has extensive experience building partnerships within the industry and with other sectors, including an integral role in the creation of Canada’s Oil Sands Innovation Alliance (COSIA).

As previously announced as part of the Leadership Team retirement transition, Kerry Dyte will be stepping down as Executive Vice-President, General Counsel & Corporate Secretary on December 1. Al Reid, who has already joined the Leadership Team as Executive Vice-President, Environment, Corporate Affairs & Legal, will take on the role of General Counsel at that time. Gary Molnar, currently Vice-President Legal & Assistant Corporate Secretary, will become Vice-President, Legal, Assistant General Counsel & Corporate Secretary on December 1.

Third quarter details

Oil sands

Christina Lake

•                  Production averaged 75,329 bbls/d net in the third quarter of 2015, 10% higher than in the same period a year earlier.

•                  Operating costs were $7.87/bbl in the third quarter, down 24% from $10.40/bbl in the same period of 2014. Non-fuel operating costs were $5.57/bbl, down 21% from the third quarter of 2014.

•                  The steam to oil ratio (SOR), the amount of steam needed to produce a barrel of oil, was 1.7, unchanged from the third quarter of 2014.

•                  Netbacks were $13.76/bbl in the third quarter, down 72% from the same period a year ago.

Foster Creek

•                  Production averaged 71,414 bbls/d net in the third quarter, 26% higher than in the third quarter of 2014.

•                  Operating costs were $11.37/bbl, a 23% decline compared with the third quarter of 2014. Non-fuel operating costs were $8.72/bbl, a 17% decline from a year earlier.

•                  The SOR was 2.4 in the third quarter, an improvement from 2.8 in the same period of 2014.

•                  Netbacks were $13.28/bbl in the third quarter, 76% lower than a year earlier.

Q3 2015

Conventional oil

•                  Total conventional oil production was 63,679 bbls/d in the third quarter, down 14% from 74,000 bbls/d in the same period a year ago, primarily due to expected natural declines, the sale of Cenovus’s royalty and fee land business, and the sale of a non-core asset in 2014, partially offset by successful horizontal well performance in southern Alberta.

•                  Operating costs for Cenovus’s conventional oil operations were $15.61/bbl, down 15% from $18.45/bbl in the third quarter of 2014.

Natural gas

•                  Natural gas production averaged 430 million cubic feet per day (MMcf/d) in the third quarter, down 12% from 489 MMcf/d in the same period in 2014.

•                  Natural gas per-unit operating costs were down 6% to $1.16 per thousand cubic feet (Mcf) in the quarter, compared with the same period a year ago.

Downstream

•                  Cenovus’s Wood River Refinery in Illinois and Borger Refinery in Texas processed an average of 394,000 bbls/d gross of crude oil in the third quarter (86% utilization), a decrease of 3% from the same period a year ago due to an unplanned outage at Borger and a planned turnaround at Wood River. Together, the two refineries processed an average of 186,000 bbls/d gross of heavy oil compared with 201,000 bbls/d gross in the third quarter of 2014. The decrease was due to the planned turnaround at Wood River.

•                  The refineries produced an average of 414,000 bbls/d gross of refined products in the third quarter, down 3% from 429,000 bbls/d gross in the same period a year earlier.

•                  Cenovus’s refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus’s operating cash flow from refining would have been $130 million higher in the third quarter, compared with $53 million higher in the third quarter of 2014.

Financial

Dividends

•                  The Board of Directors has declared a fourth quarter dividend of $0.16 per share, payable on December 31, 2015 to common shareholders of record as of December 15, 2015. Based on the October 28, 2015 closing share price on the Toronto Stock Exchange of $19.24, this represents an annualized yield of about 3.3%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis. Over the long term, Cenovus intends to target a dividend payout ratio of 20% to 25% of after-tax cash flows.

•                  In July, Cenovus announced it had discontinued a temporary discount on its Dividend Reinvestment Plan (DRIP). While the DRIP remains in place, going forward, the company plans to purchase common shares required for the DRIP in the open market, eliminating dilution caused by the issuance of shares from Treasury.

Q3 2015

Corporate and financial information

•                  In the third quarter, Cenovus had operating cash flow of $599 million. This included $326 million from its oil sands operations, $241 million from conventional oil and natural gas and $29 million from its downstream operations. The sale of the company’s royalty and fee land business reduced total third quarter operating cash flow by approximately $23 million.

•                  The 57% decline in operating cash flow from refining and marketing was primarily due to higher heavy oil feedstock costs relative to the WTI benchmark price as well as planned and unplanned outages at the company’s two U.S. refineries. This increased operating costs for the third quarter compared with the same period in 2014. The decline was partially offset by improved margins on the sale of secondary products, an increase in average market crack spreads and the weakening of the Canadian dollar relative to the U.S. dollar.

•                  After investing $400 million in the third quarter, Cenovus had free cash flow of $44 million, down from $235 million in the same period a year earlier.

•                  Cenovus had an operating loss of $28 million in the third quarter, compared with operating earnings of $372 million in the same quarter in 2014. The decrease was primarily due to significantly lower oil and natural gas prices compared with the third quarter of 2014, partially offset by a deferred tax recovery compared with an expense a year ago.

•                  Net earnings were $1.8 billion in the third quarter, a more than five-fold increase from the same period a year earlier. The increase was primarily due to an after-tax gain of $1.9 billion resulting from the disposition of Cenovus’s royalty and fee land business as well as a $385 million deferred tax recovery associated with Cenovus’s U.S. refining assets.

•                  G&A expenses were $75 million, 6% lower than in the third quarter of 2014. The decrease was primarily due to a reduction in discretionary spending, including travel, conferences, offsite meetings and information technology upgrades, offset by higher employee long-term incentive costs compared with the same period in 2014. Cenovus also incurred third quarter severance costs of $3 million related to workforce reductions.

•                  Over the long term, Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At September 30, 2015, the company’s debt to capitalization ratio was 33% and debt to adjusted EBITDA was 2.7 times, on a trailing 12-month basis. The net debt to capitalization ratio was 13% and net debt to adjusted EBITDA was 0.8 times, on a trailing 12-month basis.

Commodity price hedging

•                  Cenovus had a realized after-tax hedging gain of $161 million in the third quarter, as the company’s contract prices exceeded the average benchmark price. The company had unrealized after-tax hedging gains of $93 million in the quarter, primarily due to changes in market prices.

Other milestones

•                  Cenovus had its best safety performance ever during the first nine months of 2015, with a total recordable injury frequency (TRIF) of 0.35, a 50% improvement from the same period in 2014. Foster Creek achieved injury-free operations over the first nine

Q3 2015

months of the year. In the third quarter, the company-wide TRIF was down 40% from the same period the previous year.

•                  In September, Cenovus received recognition for its continued strong performance in the area of corporate responsibility. The company was included in the DJSI World Index for the fourth consecutive year and in the DJSI North America Index for the sixth year in a row. Cenovus is the only North American oil and gas producer to make the World Index this year.

•                  Cenovus shares the public’s concerns about climate change and is investing in technology to reduce CO2 emissions from its operations as well as looking for solutions to help eliminate emissions from the end use of oil. The company is proud to be a member of COSIA, which is sponsoring the recently announced NRG COSIA Carbon XPRIZE. The competition challenges innovators from around the world to find ways to turn waste CO2 emissions from fossil fuels into usable products.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, October 29, 2015, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

FINANCIAL INFORMATION

Basis of Presentation Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets for comparability of Cenovus’s underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations.

•                  Free cash flow is defined as cash flow less capital investment.

•                  Operating earnings is used to provide a consistent measure of the comparability of the company’s underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax

Q3 2015

excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.

•                  Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders’ equity. Net debt to capitalization is defined as net debt divided by net debt plus shareholders’ equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus’s third quarter 2015 Management’s Discussion & Analysis (MD&A) available at cenovus.com.

OIL AND GAS INFORMATION

Netbacks reported in this news release are calculated as set out in the Annual Information Form (AIF). Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the third quarter of 2015, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $26.42 and Foster Creek - $24.20.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast” or “F”, “target”, “projected”, “future”, “guidance”, “could”, “should”, “focus”, “position”, “on track”, “proposed”, “schedule”, “potential”, “capacity”, “may”, “strategy”, “opportunities”, “priority”, “outlook” or similar expressions and includes suggestions of future outcomes, including statements about: the strength of the company’s position under various

Q3 2015

potential conditions to fund its planned capital programs and current dividend level; potential resumption of investment in certain projects; adequacy of the company’s liquidity to manage through the current low-price environment; growth strategy and related schedules, including priorities and focus; projections contained in the company’s updated 2015 guidance; forecast operating and financial results; planned capital expenditures, capital investment priorities and expected conditions for future capital investments; project capacities; expected future production, including the timing, stability or growth thereof; improving cost structures, including cost reduction targets, and the expected timing, sustainability and potential impacts of anticipated cost savings; the expected timing and potential impacts of the company’s transition to a new functional model; acquisition and disposition strategy; forecast natural gas use at operations; expected SOR; broadening market access and potential impacts thereof, including with respect to shareholder returns; expected increase in production capacity through optimization activity and expansion projects; dividend plans and dividend strategy, including with respect to the dividend reinvestment plan; forecasted commodity prices; targeted future debt to capitalization ratio and debt to adjusted EBITDA; and projected shareholder value. Readers are cautioned not to place undue reliance on forward-looking information, as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; the company’s projected capital investment levels, the flexibility of the company’s capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the company’s ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the company’s ability to generate sufficient cash flow to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2015 guidance assumes: an average diluted number of shares outstanding of approximately 819 million and 833 million for 2015 and the fourth quarter of 2015, respectively; Brent of US$54.75/bbl; WTI of US$49.70/bbl; WCS of US$36.30/bbl; NYMEX of US$2.75/MMBtu; AECO of $2.65/GJ; Chicago 3-2-1 crack spread of US$18.10/bbl; and an exchange rate of $0.78 US$/C$.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company’s risk management program, including the impact of derivative financial instruments, the success of the company’s hedging strategies and the sufficiency of its liquidity position; the accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks; risks inherent to operation of the company’s crude-by-rail terminal, including health, safety and environmental risks; maintaining

Q3 2015

desirable ratios of debt to adjusted EBITDA, net debt to adjusted EBITDA, debt to capitalization and net debt to capitalization; ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus’s dividend plans or strategy, including the dividend reinvestment plan; accuracy of Cenovus’s reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; ability to maintain the company’s relationships with its partners and to successfully manage and operate its integrated heavy oil business; reliability of the company’s assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus’s business; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation, including sufficient crude-by-rail or other alternate transportation; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against Cenovus.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in our AIF or Form 40-F for the year ended December 31, 2014 and “Risk Management” in our current and annual Management’s Discussion and Analysis (MD&A), available on SEDAR at sedar.com, EDGAR at sec.gov and on the company’s website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $18 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Q3 2015

CENOVUS CONTACTS:

Investor Relations	Media
Kam Sandhar	Brett Harris
Director, Investor Relations	Media Lead
403-766-5883	403-766-3420

Graham Ingram	Reg Curren
Manager, Investor Relations	Senior Media Advisor
403-766-2849	403-766-2004

Steve Murray	General media line
Senior Analyst, Investor Relations	403-766-7751
403-766-3382

Q3 2015